Exhibit 12.1

TRANSATLANTIC PETROLEUM LTD.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

Nine Months Ended September 30, 2016
Earnings available for fixed charges:
Loss from continuing operations before income taxes	$(10,926)
Interest expense	9,106
Portion of rent expense representing interest	-
Earnings available for fixed charges	(1,820)

Fixed charges:
Interest expense	9,106
Portion of rent expense representing interest	-
Fixed charges	9,106

Ratio of earnings to fixed charges	-
Coverage deficiency	20,032